UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Boston Communications Group, Inc.

(Name of Subject Company)

Boston Communications Group, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(including associated Preferred Stock Purchase Rights)

(Title of Class of Securities)

100582105

(CUSIP Number of Class of Securities)

Timothy M. Donovan

Vice President and General Counsel

Boston Communications Group, Inc.

55 Middlesex Turnpike

Bedford, Massachusetts 01730

(781) 904-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copy To:

Matthew J. Gardella

Edwards Angell Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements Items 3, 8 and 9 of the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 30, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”) by Boston Communications Group, Inc. (the “Company”), a Massachusetts corporation, relating to a cash tender offer (the “Offer”) to purchase all of the Company’s common stock, par value $0.01 per share, including the associated preferred stock purchase rights (the “Shares”), at a price of $3.60 per Share net to the seller in cash, without interest and subject to any required withholding taxes, made by Tea Party Acquisition Corp., a Massachusetts corporation (“Purchaser”) and a wholly-owned subsidiary of Megasoft Limited, a company incorporated in India under the provisions of the Companies Act, 1956 (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, filed with the SEC on July 30, 2007 (as amended or supplemented from time to time, the “Schedule TO”). The terms and conditions of the Offer are set forth in the Agreement and Plan of Merger, dated as of July 11, 2007 (“Merger Agreement”), Purchaser’s offer to purchase, dated July 30, 2007 (as amended or supplemented from time to time), and the related letter of transmittal (as amended or supplemented from time to time), which are filed as exhibits to the Schedule TO.

Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 is hereby amended and supplemented by adding the information set forth below to be added to the end of Item 8(j).

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 is hereby amended and supplemented by adding the following Item 8(l):

“(l) Extension of the Offer

On August 27, 2007, the Company and Parent issued a press release announcing that Purchaser has extended the Expiration Date of the Offer until 6:00 p.m., New York City time, on Wednesday, August 29, 2007. The Offer was previously set to expire at 12:00 midnight, New York City time, on Friday, August 24, 2007. The depositary for the Offer reported that as of 12:00 midnight, New York City time, on Friday, August 24, 2007, approximately 13,960,647 Shares had been validly tendered in and not withdrawn from the Offer, representing approximately 78% of the Company’s outstanding Shares. The depositary also received Notices of Guaranteed Delivery with respect to an additional 1,904,432 Shares, which, together with the foregoing, represent (if such Shares are delivered pursuant to the guaranteed delivery procedures set forth in the Offer to Purchase), approximately 88% of the Company’s outstanding Shares.

A copy of the press release is included as Exhibit (a)(15) hereto and is hereby incorporated by reference herein.”

Item 8 is hereby further amended and supplemented by adding the following information to the end of Item 8(j):

“Settlement Agreement

On August 24, 2007, the Company, Paul J. Tobin, the Company’s Executive Chairman, and Parent entered into a Settlement Agreement and General Release (the “Settlement Agreement”) as described below. The Settlement Agreement will be effective upon the consummation of the Company’s pending merger with Purchaser (the “Merger”) pursuant to the Merger Agreement.

This Settlement Agreement relates to the subject matter of several shareholder derivative lawsuits filed against certain current and former officers and directors of the Company, including Mr. Tobin, for alleged breaches of fiduciary duties and violations of the securities laws with respect to the Company’s historical stock option granting practices. The Settlement Agreement was undertaken by the Company in accordance with the recommendations of the Special Litigation Committee of the Company’s Board of Directors that investigated the Company’s historical stock option granting practices.

The principal terms of the Settlement Agreement are summarized as follows:

•	Mr. Tobin voluntarily agrees to forfeit an aggregate of $280,024 of payments otherwise payable to him by the Company pursuant to pre-existing change-in-control arrangements with the Company;

•	A general release of any potential claims between the parties and any potential claims between Mr. Tobin and Parent; and

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•	The accelerated funding into a “rabbi trust” of amounts owed to Mr. Tobin under the Company’s Supplemental Employee Retirement Plan as of the closing date of the Merger.

The foregoing summary is qualified by the terms of the actual Settlement Agreement which is included in its entirety as Exhibit (e)(30) hereto and is hereby incorporated by reference herein.”

ITEM 9.	EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(15)	Press Release issued jointly by Boston Communications Group, Inc. and Megasoft Limited on August 27, 2007 (incorporated by reference to Exhibit (a)(1)(J) to Amendment No. 1 to Schedule TO of Tea Party Acquisition Corp. and Megasoft Limited (File No. 005-49597) filed with the SEC on August 27, 2007).

(e)(30)	Confidential Settlement Agreement and General Release dated August 24, 2007 by and among Paul J. Tobin, Boston Communications Group, Inc. and Megasoft Limited.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BOSTON COMMUNICATIONS GROUP, INC.

By:	/S/ JOSEPH MULLANEY
Name: Title:	Joseph Mullaney Acting Chief Executive Officer and Chief Financial Officer

Date: August 27, 2007

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